Filed by Great Western Bancorp, Inc.
Commission File No. 001-36688
Filed Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934
Subject Company: HF Financial Corp.
Commission File No. 033-44383

Date: January 12, 2016

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Great Western Bank    HOME FEDERAL BANK

GreatToKnow@GreatWestern Bank.com

Questions Submitted thru January 8, 2016

| # | Date | Category | Question | Answer |
|---|---|---|---|---|
| 1 | 12/4/2015 | Employment | If a current position is not filled, When will you tell the employee(s), days, weeks or the day off? | At this point, staffing levels are still being reviewed. Each employee that will have a position with GWB will receive a letter stating the position and pay. These letters will be delivered once a position is confirmed. After January 1st, 2016, you will be able to start applying for GWB open positions. Qualified Home Federal employees will have priority placement for all open positions. Any employees hired through an open position will transition to GWB after the closing date. Severance packages will be offered if a position is eliminated. |
| 2 | 12/4/2015 | Benefits | If your position is not filled will PTO be paid out? Or will you lose it? | If your position doesn't continue with GWB, your PTO will be paid out according to Home Federal's PTO policy. |
| 3 | 12/4/2015 | Products/Services | Will any of the products & services offered by HFB be adopted by GWB? (Recently Home Federal updated their business DDA accounts & their online banking platform, just wondering if GWB will continue using these accounts/services) | TBD |
| 4 | 12/4/2015 | Products/Services | What products/services are offered by GWB that are not currently offered at HFB? | TBD |
| 5 | 12/4/2015 | Products/Services | What products/services are offered by HFB that are not currently offered at GWB? | TBD |
| 6 | 12/4/2015 | Employment | Do you know when we will be notified whether we will have a job or not? | Please see question 1 |
| 7 | 12/4/2015 | Benefits | What is the insurance/benefits package of GWB? | Please see GWB Summary of Benefits |
| 8 | 12/4/2015 | Benefits | At what rate do employees of GWB accrue PTO? | Please see GWB Summary of Benefits |
| 9 | 12/4/2015 | Conversion | How will accounts be transitioned? I'm assuming we will need to use GWB routing number. | Great Western Bank will grandfather the Home Federal routing number giving customers the convenience of using their existing checks. |
| 10 | 12/4/2015 | Conversion | Will we be offering new checks to customers at some point? | Please see question 9 |
| 11 | 12/4/2015 | Employment | Is my job secure? | Please see question 1 |

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Great Western Bank HOME FEDERAL BANK

GreatToKnow@GreatWestern Bank.com

Questions Submitted thru January 8, 2016

| # | Date | Category | Question | Answer |
|---|---|---|---|---|
| 12 | 12/4/2015 | Employment | If we get to keep our same position, does anything change with our pay? | GWB intends to bring retained employees over at their existing compensation levels. |
| 13 | 12/4/2015 | Employment | Will we have to reapply for positions? If so, when will we be finding out what positions will be available/when we need to start applying for jobs? | There is no need to apply or submit a resume for GWB opening if you are provided a commitment letter stating your GWB position. |
| 14 | 12/4/2015 | Products/Services | Are we keeping our Q2 Online Banking platform? | TBD |
| 15 | 12/4/2015 | GWB | What is GWB's culture? Sales Culture? | **Mission:** Make Life Great by taking outstanding care of our customers and creating long-term relationships. **Vision:** To become one of the leading regional banks in the United States through a commitment to organic growth and acquisitions aligned to strategy. **Values:** Be authentic and respectful. Do the right thing. Drive performance and results. Put the customer first. Get the basics right. Empower locally, think globally. |
| 16 | 12/4/2015 | GWB | How do you create team member engagement? | Please see question 15 |
| 17 | 12/4/2015 | GWB | Will we get to keep our Jeans Day for Charity program? | Sioux Falls does have a program to donate money to charities for Friday jeans days. Details to be released at a later date. |
| 18 | 12/4/2015 | Conversion | What teller system do you use? | GWB is on the Jack Henry platform |
| 19 | 12/4/2015 | Conversion | Will the ITM technology grow into GWB branches/markets? | TBD |
| 20 | 12/4/2015 | Conversion | What kinds of communications will be sent to customers? Do you have a copy of those communications? | GWB will be hosting a special website page to serve as a communication hub for customers. Links to that page will be provided on Home Federal's website. |
| 21 | 12/4/2015 | Conversion | We know that the merger is set to take place end of our quarter 2 of this fiscal year, but does this mean our name will be changed then too? Is there a time line of the merge? | Upon closing, Home Federal Bank will adopt the Great Western Bank name and the holding company will be Great Western Bancorp, Inc. |
| 22 | 12/4/2015 | Products/Services | Will we be acquiring GWB products or will those be changing at all? | TBD |
| 23 | 12/4/2015 | GWB | Would you be willing to provide a copy of your organizational chart? | Staffing levels and reporting structures are still being developed at this time. |
| 24 | 12/4/2015 | Other | Is Infinia Bank included in the merger? | Yes |
| 25 | 12/4/2015 | Employment | Should Home Federal employees start applying for job postings on GWB website or do we wait for further instructions on what will be available/offered to us? | Please see question 1 |
| 26 | 12/4/2015 | Employment | Can you provide further information with an expected date and how that avenue will be available to HFB employees whose job are not expected to be retained. | Please see question 1 |
| 27 | 12/4/2015 | Employment | Are some people just going to be moved over to GWB or does everyone have to apply? | Please see question 1 |

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Great Western Bank HOME FEDERAL BANK

GreatToKnow@GreatWestern Bank.com

Questions Submitted thru January 8, 2016

| # | Date | Category | Question | Answer |
|---|---|---|---|---|
| 28 | 12/4/2015 | Products/Services | HFB just rolled out a new CC with 0.00% for 12mths. Do we keep selling HF CC? Will these CC's be converted or replaced by GWB CC? | TBD |
| 29 | 12/4/2015 | Conversion | Consumer loan centralization. HF Consumer lenders used to make the decision at the desk. After centralization the loan approval decision is now made by the centralization department. Will this change after the transition to GWB? | TBD |
| 30 | 12/4/2015 | Employment | What does the Branch Staff Model look like? | GWB intends to maintain similar staffing levels within the branches. |
| 31 | 12/4/2015 | Benefits | When will we have access to the Benefits Information: programs and costs? | Please see GWB Summary of Benefits |
| 32 | 12/4/2015 | GWB | Can we wear jeans on Friday and make a donation to the charity of the month? $3.00/Friday | Please see question 17 |
| 33 | 12/4/2015 | GWB | Will we each be issued a GWB logo shirt? | TBD |
| 34 | 12/4/2015 | Employment | Will the branch hours change? If we are currently closed on Saturday, will we be open on Saturday? | TBD |
| 35 | 12/4/2015 | Benefits | What happens to my HF pension plan? | The Home Federal Pension is currently being assessed. It currently remains at its current state. |
| 36 | 12/4/2015 | Benefits | What happens to my 401K plan? | Retained employees will have the option to either roll over your 401K to Great Western's 401k or move to individual accounts. |
| 37 | 12/4/2015 | Other | Will we keep the Denny Sanford Premier Centre Box? We currently get access to presale codes for discounts on tickets will this continue as well? | TBD |
| 38 | 12/4/2015 | Benefits | What happens to my PTO Bank? How will this convert to GWB? | Any accrued and unused PTO balances from Home Federal will be transferred to GWB at the time of closing. Employees will then start accruing PTO based on GWB's PTO policy. |
| 39 | 12/4/2015 | Employment | What will my job title be? | TBD |
| 40 | 12/4/2015 | Conversion | How and when will all the branch signage be changed inside and outside of each location? | Signage will be changed after the closing date. |
| 41 | 12/4/2015 | Conversion | Will we still order money from Rochester Armored Car? Will RAC continue to service all ATM's on/off site? Will the RAC delivery of cash change from every other week to weekly? | TBD |
| 42 | 12/4/2015 | Conversion | Will all the ATMs remain active in current locations on/off site? | TBD |
| 43 | 12/4/2015 | Benefits | How does PTO work if I am full/part time? Our branch is only open for 8 hours and my current schedule is 7 hours/day; however, when I take a day of PTO am I charged with 8 hours? | Please see GWB Summary of Benefits |
| 44 | 12/4/2015 | Employment | Will my schedule change from 35-37 hours to 40 hours/week? | TBD |
| 45 | 12/4/2015 | Conversion | Will the bank routing number change? | Please see question 9 |

INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY.

Great Western Bank HOME FEDERAL BANK

GreatToKnow@GreatWestern Bank.com

Questions Submitted thru January 8, 2016

| # | Date | Category | Question | Answer |
|---|---|---|---|---|
| 46 | 12/4/2015 | Conversion | Will customers' account numbers change? | All checking/savings/CD account numbers will remain the same at this time. If any changes to the account numbers are required in the future, we will communicate these changes to affected customers well in advance of those changes. |
| 47 | 12/4/2015 | Conversion | Does HFB customers need to order new checks? | Please see question 9 |
| 48 | 12/4/2015 | Conversion | HF Encore Account for Seniors-we have several additional benefits for our customers with this account. Will the additional benefits continue?...Trips, ice cream socials, etc... | TBD |
| 49 | 12/4/2015 | Conversion | HF Checking accounts with POINTS? Will these points be lost in the acquisition? Will the customers and employees need to use these points prior to conversion? | TBD |
| 50 | 12/4/2015 | Employment | FTE Status- Clarify the PT20, PT30, FT40 at GWB; How does my PT status change after conversion? Will I continue to have benefits? What benefits will I qualify for? | Please see GWB Summary of Benefits |
| 51 | 12/4/2015 | Conversion | When and how will the customers have access to acquisition information? | Please see question 20 |
| 52 | 12/4/2015 | Employment | Who will be the Group President report to after the merger? | Please see question 23 |
| 53 | 12/4/2015 | Employment | When will an organization staff chart be available? | Please see question 23 |
| 54 | 12/4/2015 | GWB | How will the HF branch footprint effect the GWB Groups in SD currently established? | At closing, the combined entity is projected to have $11.3 billion in assets, $8.5 billion in loans, and $8.6 billion in deposits and will serve 127 communities in nine states. |
| 55 | 12/4/2015 | Employment | What branch will I be relocated to after my branch closes? | Please see question 1 |
| 56 | 12/4/2015 | Conversion | When will the GWB staff be introduced to the ITM technology? | TBD |
| 57 | 12/4/2015 | Employment | Why have none of the "operations" people been told they will or will not have employment after (or before) April | Please see questions 1, 12, and 13 |
| 58 | 12/4/2015 | Employment | I would like to know if I'm going to have a job... would I have to apply for the same type of job I'm doing now? Will I be asked to do another job within the bank, if so, will I have to apply for it? Who determines if I will even have a job? | Please see questions 1, 12, and 14 |
| 59 | 12/4/2015 | Employment | Can your present staff support all of our Commercial and Ag credits, all of the Mortgage/Retail Business and Trust and Loan servicing of HFB and Great Western? | At this point, staffing levels are still being reviewed. |
| 60 | 12/10/2015 | Benefits | Is PTO needed for holidays the bank is closed? | No |
| 61 | 12/10/2015 | Benefits | Will our current PTO hours be paid out or transfer? | The decision whether to pay out or transfer PTO will be determined upon your employment status. |

INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY.

Great Western Bank HOME FEDERAL BANK

GreatToKnow@GreatWestern Bank.com

Questions Submitted thru January 8, 2016

| # | Date | Category | Question | Answer |
|---|---|---|---|---|
| 62 | 12/10/2015 | Benefits | Is there a maximum amount of hours that can be banked as available PTO- If we are given our entire balance Jan 1-what happens to the unused PTO from the following year? | GWB allows you to carryover 40 hours of PTO that must be used by March 31st. Any hours over 40 or unused carryover hours are put in a sick bank that can be used for FMLA. |
| 63 | 12/15/2015 | Benefits | Could you explain the hours a part-time 20 works and a part-time 30 works? | Please see GWB Summary of Benefits |
| 64 | 12/17/2015 | Conversion | I was wondering about the function of our ITM's after close/conversion. Will you continue with this advanced technology? | TBD |
| 65 | 12/18/2015 | Benefits | Which Holidays does GWB observe? | For 2016, GWB observes: New Years Day (Friday, Jan 1st), Martin Luther King, Jr. Day (Monday, Jan 18th), Memorial Day (Monday, May 30th), Independence Day (Monday, July 4th), Labor Day (Monday, Sept 5th), Veterans Day (Friday, November 11th), Thanksgiving Day (Thursday, November 24th) and Christmas Day (Monday, December 26th) |
| 66 | 12/18/2015 | Employment | Will GWB be reviewing the hours of the branches for possible changes? | TBD |
| 67 | 12/21/2015 | Employment | Will all HFB employees be advised by January 1, 2016 if their position is being retained or not? | Please see question 1 |
| 68 | 12/21/2015 | Other | What is GWB's dress code like? Suits only? Or a typical professional dress code? | The front line has a professional dress code and Business Casual Fridays. |
| 69 | 12/28/2015 | Benefits | The current list of Holidays at Home Federal is 2 more than at GWB, assuming we will not have those extra 2 off (Columbus Day & Presidents Day) but are we required to use PTO for the other Holidays, or will those be paid Holidays? | You are not required to take PTO for Great Western Bank identified Holidays, they are paid Holidays by the bank and will be paid out according to your scheduled hours. |
| 70 | 12/28/2015 | Benefits | I see that PTO is not needed when the bank is closed, but does that mean GWB pays for "all bank holidays" or employees don't have to make up 8 hours that week? | Please see question 69 |
| 71 | 12/28/2015 | Benefits | The question was asked, then answered about which Holidays that GWB observes. It is not clear if GWB has PAID holidays, please clarify. | Please see question 69 |
| 72 | 1/4/2016 | Employment | In the latest current talking points bulletin, the answer to question 1 states after 1/1/16, HFB employees can start applying for positions at GWB. Question 26 states HFB employees will be provided a lin k to the open positions with GWB that is not available to the general public. Can you tell me when that link will be available, and where it will be located? | The link to GWB's internal job postings has been provided to Home Federal Bank's HR department. All HFB employees should have access to this now. |
| 73 | 1/4/2016 | Benefits | Will we still be able to deduct our Aflac premiums from our payroll checks? | Plans are still being worked out on the benefit transition. |

# Date Category Question Answer INTERNAL USE ONLY.  DO NOT DISTRIBUTE EXTERNALLY. GreatToKnow@GreatWestern Bank.com  Questions Submitted thru January 8, 2016 74 1/5/2016 Benefits (PTO) I have staff asking for clarification on this ‐ At the time the sale is  final and if an employee is retained by GWB and has 150 hours in their  Home Federal PTO balance plus the accrual they receive from GWB would  be over the allowed amount.  Will they still fall under the GWB rule for PTO  and converting over to FMLA?  They are wanting to know so if necessary  they might need to request more time off before the sale is final to avoid  the hours converting to FMLA hours.  Will their PTO balance converting  over need to equal to the amount lost from accrual from January 1st to  sale date to avoid any lost time to FMLA? this will be communicated as soon as decisions are made. 75 1/5/2016 Employment 1. Does GWB have a policy on part‐time jobs? 2. Do you have an approved  list of courses for tuition reimbursement? 3. I am sure a lot of the answers  to our questions are in the employee handbook, do you have a time‐line of  when we will receive a copy of GWB's employee handbook? 1. Please see GWB's Summary of Benefits. 2. Please see GWB's Benefits  Summary Guide for more information 3. HFB employees will receive GWB's  employee handbook after the completion of the sale is final‐early in the 2nd  quarter of 2016. 76 1/7/2016 Products/Services Will GWB be taking on Mastercard or will all the customers be transferred  to Visa? TBD 77 1/7/2016 Employment How soon will we be receiving our employment letters? Will there be a  mass mailing or will they go out Branch by Branch?  Letters will be delivered as soon as staffing decisions are made.  They will go  out to each Branch. 78 1/8/2016 Benefits I was wondering if GWB has the policy of five days out of the bank once a  year? And if you do, when will the year start? GWB does not have a written policy of five days out of the bank once a year.

No Offer or Solicitation This communication is not a solicitation of a proxy from any stockholder of HF Financial Corp. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Important Additional Information and Where to Find It In connection with the Agreement and Plan of Merger by and between Great Western Bancorp, Inc. (“Great Western”) and HF Financial Corp., Great Western will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S- 4 that will contain a proxy statement of HF Financial Corp. and a prospectus of Great Western, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL CORP. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL CORP. AND THE PROPOSED TRANSACTION. The Registration Statement, including the proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Great Western and HF Financial Corp. with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at David.Hinderaker@greatwesternbank.com. Documents filed by HF Financial Corp. with the SEC may also be obtained free of charge from HF Financial Corp’s website (www.homefederal.com under the “Investor Relations” heading and the “SEC Filings” sub- heading, or by directing a request to HF Financial Corp’s Investor Relations contact, Pamela F. Russo at prusso@homefederal.com. Participants in the Solicitation Great Western, HF Financial Corp., and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial Corp., in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2016 annual meeting of stockholders as previously filed with the SEC on January 4, 2016, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial Corp., is available in HF Financial Corp.’s, definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and including the proxy statement/prospectus, and other relevant documents regarding the transaction filed with the SEC when they become available. Forward-Looking Statements This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward- looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond GWB’s and HF Financial Corp’s control. Statements in this document regarding Great Western, HF Financial Corp. and the proposed merger that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Great Western and HF Financial Corp. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Great Western or HF Financial Corp. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions; the effects of governmental regulation of the financial services industry; industry consolidation; technological developments and major world news events. For more discussion of important risk factors that may materially affect Great Western and HF Financial Corp., please see the risk factors contained in Great Western’s Annual Report on Form 10-K for its fiscal year ended September 30, 2015 and HF Financial Corp’s Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC and available through the SEC’s website at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Great Western, HF Financial Corp. or the combined company. None of Great Western nor HF Financial Corp. assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.